August 10, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance

Re: KT Corporation Annual Report on Form 20-F

Dear Mr. Spirgel:

Reference is made to your letter, dated July 27, 2006, regarding the filing of the annual report of KT Corporation (the “Company”) on Form 20-F for the fiscal year ended December 31, 2005 (the “Annual Report”) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. We would like to thank you for your review of the Annual Report.

We set forth in this letter our responses to the numbered comments in your letter. For your convenience, we have included the text of the staff’s comments in bold and keyed our responses accordingly. Page and paragraph references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Financial Statements – KT Corporation

Note 23(l) Shareholders’ Agreement between KT and DoCoMo, page F-40

1.	Refer to your discussion of the strategic alliance with DoCoMo on pages 21 and F-40. We note that KTF and DoCoMo entered into an agreement in 2005 in which DoCoMo acquired a 10% interest in KTF through the issuance of newly issued shares of KTF in exchange for Won 564 billion. We also note that you will be required to purchase the KTF shares from DoCoMo at an amount equal to the acquisition price plus interest if certain service coverage is not achieved.

Mr. Larry Spirgel

Securities and Exchange Commission, p. 2

Addressing the relevant US GAAP literature, please tell us how you accounted for this put option in the reconciliation to US GAAP.

As disclosed in Note 36(a), KT Freetel Co., Ltd (“KTF”) is accounted for in the consolidated financial statements of the Company as an equity method investee under US GAAP while consolidated under Korean GAAP as of December 31, 2005. The put option granted to NTT DoCoMo Inc. (“DoCoMo”) represents a contingent obligation of the Company to purchase the KTF shares held by DoCoMo if KTF fails to meet the agreed target network coverage and if the put option is exercised by DoCoMo. The potential additional equity ownership in KTF upon exercise of the contingent put option is not recorded prior to exercise, because the Company currently does not have legal ownership of the underlying shares and the exercise of the put option can be solely at the discretion of DoCoMo.

To account for the put option given to DoCoMo, the Company considered whether the put option meets the definition of a derivative under SFAS 133 and concluded that SFAS 133 is not applicable since it lacks the characteristics of a derivative instrument as specified in paragraph 6. Specifically, the put option agreement does not require or permit net settlement. Upon exercise of the put option, the Company is required to acquire the underlying shares at DoCoMo’s acquisition price plus accrued interest by February 15, 2009. Paragraph 9(c) of SFAS 133 further states that a contract is considered to include a net settlement provision if one of the parties is required to deliver an asset that is “readily convertible to cash.” Although KTF shares are exchange-traded equity securities, paragraph 57(c)(3) of FAS 133 provides that “a security that is publicly traded but for which the market is not very active is readily convertible to cash if the number of shares or other units of the security to be exchanged is small relative to the daily transaction volume. That same security would not be readily convertible if the number of shares to be exchanged is large relative to the daily transaction volume.” The Company concluded that 10% interest of KTF (approximately 20 million shares) is not readily convertible to cash considering KTF’s average trading volume in stock market of approximately 600,000shares per day. In addition, paragraph 6(b) of SFAS 133 defines a derivative instrument as one requiring no initial net investment or a smaller initial net investment than other types of contracts that have similar response to changes in market factors. The Company concluded that its initial net investment associated with this agreement would equal to the fair value of the put option given to DoCoMo, which further supports the conclusion that the put option is not a derivative instrument.

Instead, the Company concluded that the put option agreement should be accounted for under the provisions of FIN 45. Paragraph 3(b) describes a guarantee contract that is subject to the initial recognition and measurement provision of FIN 45 to include “contracts that contingently require the guarantor to make payments (either in cash, financial instruments, other assets, shares of its stock, or provision of services) to the

Mr. Larry Spirgel

Securities and Exchange Commission, p. 3

guaranteed party based on another entity’s failure to perform under an obligating agreement (performance guarantees).” The put option agreement is an irrevocable undertaking by the Company (the guarantor) to purchase the shares of KTF held by DoCoMo in the event that KTF fails to achieve the target network coverage. Although there is no legal obligating agreement that requires KTF to perform, the performance guarantee is implicit in the strategic alliance agreement between KTF and DoCoMo.

To determine the fair value of the Company’s obligation under the put option, the Company performed a preliminary assessment based on several factors including the likelihood of reaching the target network coverage, the current market price of KTF share, and the expected volatility of KTF shares during the guarantee period. Based on the Company’s assessment, the estimated fair value of the guarantee ranged up to Won 3.9 billion. The relatively insignificant estimate of fair value is primarily due to the Company’s determination of the remote likelihood of failure of KTF to meet the agreed target. The agreed target network coverage requires installation of 4,702 radio stations by the end of December 31, 2008. As of December 26, 2005, the agreement date, the number of W-CDMA radio stations was less than 1,000 and KTF established a plan to complete the required installation by June 30, 2007, which is 18 month earlier than the required completion date. As of May 31, 2006, 2,927 radio stations were installed, and purchase orders for an additional 1,251 radio stations was issued. KTF will issue purchase orders for an additional radio stations in 2006 and expects that the required installation can be completed by December 31, 2006, which is ahead of the installation plan. KTF and the Company believe that there will not be any significant financial, technological or any other difficulties that would prevent KTF from meeting the requirement of the put option agreement. In addition, as Korean government is encouraging wireless service providers to invest in W-CDMA service, KTF and the Company believe that there will not be any significant legal or regulatory difficulties that would prevent KTF from meeting the requirement.

The Company has not recorded the liability associated with the put option because the amounts determined as a result of its preliminary assessment were considered to be immaterial, both qualitatively and quantitatively, to the consolidated financial statements. Please see below table for the magnitude of the upper range of estimated fair value of the guarantee as compared with the Company’s total asset, liability and net equity as of December 31, 2005 under US GAAP.

	As of December 31, 2005		Percent of total
Assets	Won	18,383 billion	0.02%
Liabilities	Won	10,947 billion	0.04%
Net Equity	Won	7,345 billion	0.05%

Mr. Larry Spirgel

Securities and Exchange Commission, p. 4

The Company will continue to monitor the fair value of its obligation under the put option agreement and record the appropriate amounts as necessary if the liability becomes material to its consolidated financial statements in future periods.

2.	Also, please tell us how the amounts disclosed for the KTF stock issuance to DoCoMo of Won 564 billion on page 21 reconcile with the related disclosures in Note 20 on page F-34 and the Statement of Shareholders’ Equity for KT Freetel on page A-6.

(1)	With respect to the reconciliation with the related disclosure in Note 20, DoCoMo acquired a 10% equity interest in KTF through (i) KTF’s issuance of new shares for consideration of Won 494,311 million and (ii) DoCoMo’s purchase of KTF’s treasury shares for additional consideration of Won 69,455 million, for a total consideration of Won 563,766 million.

As of December 31, 2005
(In millions of Won)
Total
Proceeds from issuance of KTF’s common stock	494,311
Sales of KTF’s treasury stock	69,455

Total	563,766

As further disclosed in Note 20, as the issuance price of KTF shares exceeded the Company’s carrying amount per share, the Company recorded an additional capital surplus of Won 95,650 million, representing the change in the Company’s proportionate share of KTF’s equity resulting from the additional equity raised by KTF, in accordance with the guidance in SAB Topic 5H.

(2)	With respect to the reconciliation with the Statement of Shareholders’ Equity of KTF, a summary table is as follows:

	As of December 31, 2005
	(In millions of Won)
			Total
Paid-in capital increase			494,311
Disposal of treasury stock			91,724
Related to DoCoMo	84,085	(1)
Others	7,639
Loss on disposal of treasury stock			(17,457)
Related to DoCoMo	(14,630	)(2)
Others	(2,827)

Total			568,578

			(1)+(2)=69,455

Mr. Larry Spirgel

Securities and Exchange Commission, p. 5

Financial Statement – KT Freetel

Note 24 - Reconciliation to Accounting Principles Generally Accepted in the United States, page A-36

3.	Refer to the shareholders’ agreement described on page F-40. It appears that you accounted for the issuance of shares to DoCoMo as equity under Korean GAAP. Addressing the relevant accounting literature under US GAAP, please tell us (1) whether the issuance of the shares was considered to be equity or a liability by KTF at the time of issuance under US GAAP, (2) if the put is considered to be a derivative instrument and (3) any related financial statement impact under US GAAP for the KTF financial statements. Refer to EITF 00-19, FAS 150 and FAS 133, as applicable.

The Company confirms that the issuance of KTF shares to DoCoMo has been accounted for as equity by KTF under Korean GAAP.

Under US GAAP, KTF has concluded that the shares should also be classified as equity. The shares issued to DoCoMo are not mandatorily or conditionally redeemable by KTF, and therefore, are not within the scope of FAS 150, which requires liability classification for certain financial instruments with characteristics of both liabilities and equity. While the shares issued to DoCoMo are contingently puttable to the Company, KTF, the issuer, is not obligated to repurchase the shares if and when the put option is exercised by DoCoMo in the event that target network coverage is not met. KTF is not a consolidated subsidiary of the Company under US GAAP. Therefore, KTF concluded that the put option agreement entered into between the Company and DoCoMo has no impact on the classification of the shares for purposes of KTF’s financial statements.

With respect to the put option, please refer to the Company’s response to comment no. 1 regarding whether it should be considered as a derivative instrument for purposes of the Company’s consolidated financial statements. As indicated above, since KTF is not a party to the put option agreement between the Company and DoCoMo, KTF believes that no special accounting consideration is needed with respect to the put option for purposes of KTF’s financial statements. In addition, no subsequent capital transactions involving KTF, such as reacquisition of the shares by KTF, have been contemplated.

Mr. Larry Spirgel

Securities and Exchange Commission, p. 6

Accordingly, KTF recorded the issuance of shares to DoCoMo as equity with the following financial statement impact under both US GAAP and Korean GAAP:

As of December 31, 2005
Common stock	88,479
Capital surplus	405,832
Capital adjustments relating to disposal of treasury stock	84,085
Loss on sale of treasury stock	(14,630)

Total	563,766

General

4.	Please tell us why you did not file the agreement for the strategic alliance with DoCoMo mentioned above as an exhibit to the Form 20-F.

The Company decided not to file the agreement for the strategic alliance with DoCoMo as an exhibit to the Annual Report because the Company concluded that the valuation of the option contract described above and DoCoMo’s investment amount in KTF shares were not material compared to the Company’s consolidated total assets of Won 24,639 billion and consolidated stockholders’ equity of Won 10,350 billion as of December 31, 2005. Although KTF expects to explore various ways to cooperate with DoCoMo in future business development, the Company and KTF do not believe that such strategic alliance will be material to conducting the business of the Company or KTF.

* * * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission (the “Commission”), that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel

Securities and Exchange Commission, p. 7

We hope that the foregoing is responsive to your inquiries. Please direct any further questions or comments to Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (852) 2532-3723 (fax: 852-2160-1023) or Jay Hoon Choi at (852) 2532-3776 (fax: 852-2160-1076).

Sincerely,

/s/ Haing Min Kwon
Haing Min Kwon Chief Financial Officer

Enclosure

cc:	Ivette Leon Assistant

Chief Accountant

Division of Corporation Finance

Claire DeLabar

Staff Accountant

Division of Corporation Finance

Jinduk Han

Partner

Cleary Gottlieb Steen & Hamilton LLP

Seung Yeoul Yang

Partner

KPMG Samjong Accounting Corp.